NEWS RELEASE
SANGOMA ANNOUNCES THIRD QUARTER FISCAL 2026 RESULTS
Growth in Communications Infrastructure Supports Long-Term Platform Strategy as Sangoma Updates Fiscal 2026 Outlook and Announces Strategic Review

TORONTO, ONTARIO, May 13, 2026 – Sangoma Technologies Corporation (TSX: STC; Nasdaq: SANG) (“Sangoma” or the “Company”), a trusted industry leader uniquely offering businesses a choice of on-premises, cloud-based, or hybrid Communications as a Service solutions, today announced its third quarter financial results and unaudited condensed consolidated interim financial statements for the three and nine month periods ended March 31, 2026. All amounts are expressed in US dollars unless otherwise stated.

“During the third quarter, we continued to execute our strategy while operating in an increasingly dynamic market environment,” said Charles Salameh, Chief Executive Officer. “While parts of the communications applications market remain competitive and continue to experience pricing pressure, we are seeing strong underlying performance in our communications infrastructure businesses, particularly within voice and managed services, where demand for secure, reliable connectivity continues to grow as voice and data become more embedded in automated and AI-driven workflows. Given the current macroeconomic backdrop and timing impacts in certain international markets, we have updated our fiscal 2026 outlook accordingly. At the same time, the Board is undertaking a strategic review process to evaluate opportunities that may better recognize the long-term strategic value of the platform, infrastructure assets, recurring revenue base, and growth opportunities the Company has built.”

Third Quarter of Fiscal 2026 Highlights:

•Revenue at $51.0 million was less than 1% lower compared to last quarter, revenue mix is in line with the Company's expectations. Excluding $6.3 million of revenue from VoIP Supply, LLC ("VS"), which was strategically sold to exit low-margin, non-recurring resale activity, revenue was less than 2% lower year-over-year on a like-for-like basis.
•The Company saw strength in its MSP and Voice Infrastructure business, which grew 9% and 17% year over year, respectively, supported by increasing demand for reliable, secure communications infrastructure as voice and data become more embedded in automated workflows.
•Gross profit of $36.4 million representing 71% of total revenue, lower than 74% in last quarter, driven by the higher Product revenue which normally has a higher cost of sales.

•Operating expenses1 were $38.5 million, decreased by $1.5 million or 4% over the previous quarter, reflecting continuous and focused cost initiatives and prudent cost management.
•Net loss of $2.3 million ($0.07 loss per share fully diluted) compared to a Net loss of $1.4 million ($0.04 loss per share fully diluted) over the same quarter in the prior year.
•Adjusted EBITDA2 of $7.5 million representing 15% of total revenue.
•Quarterly churn remained low, holding at under 1%.
•Net cash provided by operating activities of $6.0 million in the third quarter or 80% as a percentage of Adjusted EBITDA2.
•Free Cash Flow2 in the third quarter of $3.6 million ($0.11 per share fully diluted).
•Total debt at the end of the third quarter of fiscal 2026 was $32.5 million, a reduction of approximately 39% from the same period last year.
•Cash at the end of the third quarter of fiscal 2026 was $15.2 million after repayment of $15.5 million in term loan and share repurchases of $1.0 million.

Strategic Review

In response to inbound expressions of interest received over the course of the fiscal year, the Board of Directors has engaged ATB Cormark Capital Markets to assist in evaluating strategic alternatives available to the Company. While the Board and management remain committed to executing on the Company's current operating strategy and continue to pursue that strategy with full focus and discipline, consideration of strategic alternatives reflects the Board's ongoing commitment to maximizing shareholder value and its responsibility to evaluate opportunities that may better recognize the strategic value of the platform, infrastructure assets, customer relationships, recurring revenue base, and long-term growth opportunities the Company has built.
As part of this review, the Company is actively evaluating a range of potential strategic opportunities, including strategic partnerships, business combinations, investments, and other transactions involving the Company. The Board's objective is to assess opportunities that could unlock shareholder value while supporting the continued expansion of the Company's communications infrastructure and AI-enabled platform strategy.
The Board has not established a fixed timeline for this process, and there can be no assurance that it will result in any transaction. The Company does not intend to provide further updates regarding the process unless and until the Board has approved a definitive agreement or disclosure is otherwise required.

Guidance for Fiscal 20263

Sangoma provided guidance for Fiscal 2026 on September 17, 2025, which it reaffirmed on November 5, 2025. That guidance included total revenue in the range of $200 - $210 million, with sequential growth expected in the second quarter of Fiscal 2026, and an Adjusted EBITDA² margin in the range of 17%-19%, inclusive of incremental go-to-market investments to stimulate organic growth. Sangoma narrowed its Fiscal 2026 guidance on February 4, 2026, providing total revenue in the range of $205–$208 million and an Adjusted EBITDA² margin in the range of 17-18%.

In light of shifts in revenue timing, product mix, and current macroeconomic conditions, Sangoma is revising its Fiscal 2026 guidance as follows:

Total revenue: $204 – $205 million
Adjusted EBITDA² margin: 15%–16%

Conference call

Sangoma will host a conference call on Wednesday, May 13, 2026, at 5:30 pm ET to discuss these results. The dial-in number for the call is 1-833-752-3740 (International +1-647-846-8617). Participants are requested to dial in 5 minutes before the scheduled start time and ask to join the Sangoma Technologies call.

1 Operating Expenses consist of sales and marketing, research and development, general and administration and amortization of intangible assets.
2 Adjusted EBITDA and Free Cash Flow are non-IFRS financial measures used by the Company to monitor its performance. Please see the section entitled “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” in this press release for how we define “Adjusted EBITDA” and "Free Cash Flow".
3 The information in this section is forward-looking. Please see the section entitled “Cautionary Statement Regarding Forward-Looking Information” in this press release.

About Sangoma Technologies Corporation
Sangoma (TSX: STC; Nasdaq: SANG) is a leading business communications platform provider with solutions that include its award-winning UCaaS, CCaaS, CPaaS, and Trunking technologies. The enterprise-grade communications suite is developed in-house; available for cloud, hybrid, or on-premises setups. Additionally, Sangoma provides managed services for connectivity, network, and security. A trusted communications partner with over 40 years on the market, Sangoma has over 2.7 million UC seats across a diversified base of over 100,000 customers. Sangoma has been recognized for nine years running in the Gartner UCaaS Magic Quadrant. As the primary developer and sponsor of the open source Asterisk and FreePBX projects, Sangoma is determined to drive innovation in communication technology continuously. For more information, visit www.sangoma.com.

Cautionary Statement Regarding Forward Looking Statements

This press release contains forward-looking information and forward-looking statements (collectively, “forward-looking statements”), including statements regarding the Company’s future financial and operating performance, business strategy, growth opportunities, market outlook, strategic review process and management’s expectations for fiscal 2026 and beyond.

Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future, and readers are cautioned that such statements may not be appropriate for other purposes. Forward-looking statements include, but are not limited to, statements relating to management’s guidance on revenue and Adjusted EBITDA, expectations regarding demand for the Company’s Products and Services, supply chain dynamics, foreign exchange impacts, cash flows, and other statements that are not historical facts. Words such as “believe”, “could”, “plan”, “estimate”, “expect”, “will”, “intend”, “may”, “potential”, “should”, and similar expressions are intended to identify forward-looking statements.

Although Sangoma believes that the expectations reflected in these forward-looking statements are reasonable, such statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: supply chain disruptions, cost inflation, or shipping delays, the Company’s ability to execute its go-to-market strategy, including expansion of subscription and cloud services, changes in customer demand, churn, or adoption of new technologies, macroeconomic and geopolitical developments, including inflation, interest rates, recessions, political instability, conflicts, trade restrictions, sanctions, or tariffs, foreign exchange fluctuations, cybersecurity risks, evolving regulatory and compliance requirements, and data sovereignty changes, the Company’s ability to attract and retain key employees, changes in technology, including the impacts of artificial intelligence, automation, or other innovations that could alter competitive dynamics; and the risks and uncertainties described in the Company’s most recently filed Annual Information Form for the fiscal year ended June 30, 2025.

Forward-looking statements are based on the opinions, estimates, and assumptions of management as of the date of this press release and are inherently subject to significant business, economic, and competitive uncertainties and contingencies. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions, or expectations upon which they are based will occur. Except as required by applicable securities laws, Sangoma undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Our guidance is based on the Company’s assessment of numerous material assumptions, including but not limited to the following:

Operational & Supply Chain
•The Company’s ability to effectively manage ongoing supply chain dynamics, including securing necessary electronic components and parts, contract manufacturers delivering finished products on schedule, and no material increases in the cost of components, labor, or logistics.
•Shipping lanes and freight services remaining available without significant delay or cost escalation.
•Tariffs, trade restrictions, and import duties applicable to the Company's hardware products manufactured outside the United States and imported for sale in the US market not increasing materially beyond current levels, and no introduction of new trade restrictions or regulatory barriers that would further impact the Company's hardware cost structure, product pricing, or demand environment.
Go-to-Market & Revenue
•The successful execution of the Company’s go-to-market transformation and related initiatives, including expansion of sales capacity, improved channel enablement, and increasing customer adoption of subscription-based services.
•Revenue trends consistent with those observed in Fiscal 2025 to date, adjusted for anticipated market conditions in Fiscal 2026.
•Continued customer demand for both Services and Products, supported by stable renewal rates, new logo acquisition, and expansion within the existing customer base.
•The Company’s internal sales force and channel partners delivering forecasted revenue in line with management expectations.
•International revenue remaining stable and not subject to material disruption as a result of ongoing geopolitical conflicts, including instability in the Middle East and surrounding regions, which has introduced uncertainty in certain international markets and may affect customer purchasing decisions, deal timing, and the Company's ability to close opportunities in affected geographies.
Market & Macroeconomic Environment
•Continued expansion of the global UCaaS and cloud communications markets, supported by ongoing digital transformation and hybrid work adoption.
•General macroeconomic conditions not deteriorating beyond currently anticipated levels, including inflation, interest rates, recessions, geopolitical conflicts, political instability, or government fiscal constraints.

Customers & Ecosystem
•Customers maintaining their business operations and technology investment levels without significant disruption that would materially reduce demand for the Company’s Products or Services.
•Stable or growing demand from key verticals, including SMB, enterprise, and channel-driven markets.
•The ability of customers and partners to adapt to evolving regulatory, security, and compliance requirements without negatively impacting purchase cycles.
Currency & Financial
•Foreign exchange rates remain within a range that does not materially impact reported results.
•Access to capital and credit markets remains available on reasonable terms, with no material change in financing costs.
Talent & Execution
•The Company’s continued ability to attract, develop, and retain key employees necessary to support growth and innovation.
•No significant labor disruptions, attrition spikes, or challenges in securing specialized talent in technology, sales, or operations.
•Execution of planned product roadmaps and technology enhancements on time and within budget.

Non-IFRS Measures and Reconciliation of Non-IFRS Measures

This press release contains references to non-IFRS measures. These measures are used by management to evaluate the performance of the Company and do not have any meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other reporting issuers. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with alternative measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures to compare issuers. Management also uses non-IFRS measures to facilitate operating performance comparisons from period to period, the preparation of annual operating budgets and forecasts and to determine components of executive compensation. The non-IFRS measures referred to in this press release include “Adjusted EBITDA” and “Free Cash Flow”.

“Adjusted EBITDA” means earnings before income taxes, interest expense (net), share-based compensation, depreciation (including for right-of-use assets), amortization, restructuring and business integration costs, goodwill impairment, change in fair value of consideration payable and loss on sale divestiture of subsidiary.

The IFRS measure most directly comparable to Adjusted EBITDA presented in our financial statements is net income (loss).

The following table reconciles Adjusted EBITDA to net income (loss) for the periods indicated:

in US $000	Three month periods ended March 31				Nine month periods ended March 31
	2026	2025	Change	Change	2026	2025	Change	Change
	$	$	$	%	$	$	$	%
Net loss	(2,335)	(1,428)	(907)	64%	(6,668)	(5,219)	(1,449)	28%
Tax recovery	(586)	(281)	(305)	109%	(1,448)	(898)	(550)	61%
Interest expense (net)	450	871	(421)	(48)%	1,575	3,354	(1,779)	(53)%
Share-based compensation	431	517	(86)	(17)%	1,790	2,283	(493)	(22)%
Depreciation of property and equipment	820	982	(162)	(16)%	2,529	3,073	(544)	(18)%
Depreciation of right-of-use assets	366	640	(274)	(43)%	1,134	1,971	(837)	(42)%
Amortization of intangibles	7,974	8,199	(225)	(3)%	24,138	24,596	(458)	(2)%
Restructuring and business integration costs	355	272	83	31%	1,057	514	543	106%
Adjusted EBITDA	7,475	9,772	(2,297)	(24)%	24,107	29,674	(5,567)	(19)%
AEBITDA as a % of revenue	15%	17%		(2)%	16%	17%		(1)%

"Free Cash Flow" means cash provided by operating activities less cash used for purchases of property and equipment and capitalized development costs.

The IFRS measure most directly comparable to Free Cash Flow presented in our financial statements is net cash provided by operating activities.

The following table reconciles Free Cash Flow to net cash provided by operating activities for the periods indicated:

in US $000	Three month periods ended March 31				Nine month periods ended March 31
	2026	2025	Change	Change	2026	2025	Change	Change
	$	$	$	%	$	$	$	%
Net cash provided by operating activities	5,975	10,620	(4,645)	(44)%	21,044	34,660	(13,616)	(39)%
Purchase of property and equipment	(900)	(622)	(278)	45%	(1,563)	(1,569)	6	—%
Development costs	(1,498)	(1,643)	145	(9)%	(4,636)	(4,938)	302	(6)%
Free Cash Flow	3,577	8,355	(4,778)	(57)%	14,845	28,153	(13,308)	(47)%

Sangoma Technologies Corporation
Larry Stock
Chief Financial Officer
investorrelations@sangoma.com